Filed Pursuant to Rule 433
                                                         File No.: 333-140740-01

March 29, 2007

UPDATE to the CMBS New Issue Revised Structural and Collateral Term Sheet Free Writing Prospectus dated March 21, 2007 (the "Term Sheet FWP") and the Free Writing Prospectus dated March 22, 2007 (the "March FWP")

COBALT CMBS Commercial Mortgage Trust 2007-C2, Commercial Mortgage Pass-Through Certificates, Series 2007-C2 (the "Certificates")

COLLATERAL UPDATE

1. Loan No. 54 (Quality Inn & Suites - Dulles, VA) identified on Annex A-1 to the March FWP and sold to the trust by Citigroup Global Markets Realty Corp., with a balance as of the cut-off date of $11,000,000 (representing 0.4% of the initial pool balance and 0.6% of the initial loan group no. 1 balance as of the March FWP), has been removed from the mortgage pool.

2. Loan No. 69 (Pismo Beach Office) identified on Annex A-1 to the March FWP and sold to the trust by Citigroup Global Markets Realty Corp., with a balance as of the cut-off date of $8,500,000 (representing 0.3% of the initial pool balance and 0.4% of the initial loan group no. 1 balance as of the March FWP), has been removed from the mortgage pool.

3. Loan No. 100 (Cedar Springs Apartments) identified on Annex A-1 to the March FWP and sold to the trust by Artesia Mortgage Capital Corporation, with a balance as of the cut-off date of $5,300,000 (representing 0.2% of the initial pool balance and 1.1% of the initial loan group no. 2 balance as of the March
FWP), has been removed from the mortgage pool.

4. Loan No. 122 (Wildwood Dental Clinic) identified on Annex A-1 to the March FWP and sold to the trust by Artesia Mortgage Capital Corporation, with a balance as of the cut-off date of $3,600,000 (representing 0.1% of the initial pool balance and 0.2% of the initial loan group no. 1 balance as of the March
FWP), has been removed from the mortgage pool.

5. With respect to Loan No. 1 (Peter Cooper Village and Stuyvesant Town) identified on Annex A-1 to the March FWP and sold to the trust by Wachovia Bank, National Association, the loan amount per unit based on the aggregate of the trust loan balance and the balances of the related pari passu A notes, as shown in the Term Sheet FWP, is $267,213. Such amount replaces analogous information set forth in Annexes A-1 and A-5 to the March FWP.

6. With respect to Loan No. 2 (75 Broad Street) identified on Annex A-1 to the March FWP and sold to the trust by CWCapital LLC, due to removals from the mortgage pool, such loan represents 10.1% of the initial mortgage pool balance and 12.6% of the initial loan group no. 1 balance as of the date of this Update. Therefore, the related mortgaged property is a "significant obligor" with respect to this offering. Attachment A to this Update sets forth additional information that supplements related information set forth in the March FWP.

7. With respect to Loan No. 4 (Ala Moana Portfolio) identified on Annex A-1 to the March FWP and sold to the trust by Citigroup Global Markets Realty Corp., the loan amount per square foot based on the aggregate of the trust loan balance and the balances of the related pari passu A notes, as shown in the Term Sheet FWP, is $603. Such amount replaces analogous information set forth in Annexes A-1 and A-5 to the March FWP.

8. With respect to Loan No. 25 (Hampton Roads Research Quads I & III Portfolio) identified on Annex A-1 to the March FWP and sold to the trust by CWCapital LLC, the prepayment provision is as follows: GRTR1%orYM(113),O(7). Such provision replaces the prepayment provision of L(24),GRTR1%orYM(89),O(7) shown in the March FWP and the annexes thereto.

9. With respect to Loan No. 26 (SpringHill Suites - O'Hare) identified on Annex A-1 to the March FWP and sold to the trust by CWCapital LLC, the mortgage rate for such loan is 5.86400% which mortgage rate replaces the rate of 6.10000% shown in the March FWP and the annexes thereto.

TRUSTEE DISCLOSURE UPDATE

10. Attachment B sets forth certain additional information with respect to the Trustee.

                                   ----------

CWCapital Commercial Funding Corp. (the "Depositor") has filed a registration statement (including a prospectus) (SEC File No. 333-140740) with the SEC for the new offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Depositor has filed with the SEC for more complete information about the Depositor, the issuing entity, and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Depositor, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1-800-745-2063.

This free writing prospectus does not contain all information that is required to be included in a prospectus required to be filed as part of a registration statement. This free writing prospectus is not an offer to sell or a solicitation of an offer to buy these securities in any state where such offer, solicitation or sale is not permitted.

The information in this free writing prospectus, if conveyed prior to the time of your contractual commitment to purchase any of the Certificates, supersedes any conflicting information contained in any prior similar materials relating to the Certificates. The information in this free writing prospectus may be amended or supplemented. This free writing prospectus is being delivered to you solely to provide you with information about the offering of the Certificates referred to in this free writing prospectus and to solicit an offer to purchase the Certificates, when, as and if issued. Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the Certificates, until the underwriters have accepted your offer to purchase Certificates; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

You are advised that the terms of the Certificates, and the characteristics of the mortgage loan pool backing them, may change (due, among other things, to the possibility that mortgage loans that comprise the pool may become delinquent or defaulted or may be removed or replaced and that similar or different mortgage loans may be added to the pool, and that one or more classes of Certificates may be split, combined or eliminated), at any time prior to the time sales to purchasers of the Certificates will first be made. You are advised that Certificates may not be issued with the characteristics described in these materials. The underwriter's obligation to sell such Certificates to you is conditioned on the mortgage loans and Certificates having the characteristics described in these materials. If a material change does occur with respect to such Certificates, our contract will terminate, by its terms, without any further obligation or liability between us (an "Automatic Termination"). If an Automatic Termination does occur, the underwriter will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the Certificates which you have committed to purchase, and none of the issuer nor any underwriter will be liable for any costs or damages whatsoever arising from or related to such non-delivery.

This free writing prospectus was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding the pool assets and structure, including payments, interest rates, weighted average lives and weighted average loan age, loss, spreads, market availability and other matters. The actual amount, rate or timing of payments on any of the underlying assets may be different, and sometimes materially different than anticipated, and therefore the pricing, payment or yield information regarding the Certificates may be different from the information provided herein. There can be no assurance that actual pricing will be completed at the indicated value(s). In addition, pricing of the Certificates may vary significantly from the information contained in this free writing prospectus as a result of various factors, including, without limitation, prevailing credit spreads, market positioning, financing costs, hedging costs and risk and use of capital and profit. The pricing estimates contained herein may vary during the course of any particular day and from day to day. You should consult with your own accounting or other advisors as to the adequacy of the information in this free writing prospectus for your purposes.

                                   ----------

                             IRS CIRCULAR 230 NOTICE

THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES. THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

                                   ----------

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

                                  Attachment A

Addition to page S-108 of the March FWP:

The 75 Broad Street Mortgaged Property, representing 10.1% of the Initial Mortgage Pool Balance and 12.6% of the Initial Loan Group No. 1 Balance, is a "significant obligor" with respect to this offering. The borrower under such mortgage loan is 75 Broad LLC. See "Annex B--Fifteen Largest Mortgage Loans--75 Broad Street."

Following on the next page is a replacement for "Fifteen Largest Mortgage Loans--75 Broad Street"

COBALT CMBS Commercial Mortgage Trust 2007-C2
Commercial Mortgage Pass-Through Certificates Series 2007-C2

                                 75 Broad Street

                                Loan Information

Mortgage Loan Seller                                                  CWCapital
Cut-off Date Balance                                               $243,500,000
Percentage of Cut-off Date Pool Balance                                    10.1%
Number of Mortgage Loans                                                      1
Loan Purpose                                                          Refinance
Sponsor                                                           Joseph Jerome
Type of Security                                                            Fee
Mortgage Rate                                                             5.531%
Maturity Date                                                     April 1, 2017
Amortization Type                                                 Interest Only
Interest Only Period                                                        120
Original Term / Amortization                                           120 / IO
Remaining Term / Amortization                                          120 / IO
Lockbox                                                                     Yes
Up-front Reserves
  Tax/insurance                                             Yes
  Replacement                                           $10,799
Ongoing Annual Reserves
  Tax/insurance                                             Yes
  Replacement                                          $129,588
  TI/LC (1)                                           Springing
Additional Financing (2)                                                   None
Cut-off Date Balance                                               $243,500,000
Cut-off Date Balance/SF                                                    $376
Cut-off Date LTV                                                           79.8%
Maturity Date LTV                                                          79.8%
UW DSCR On NCF                                                             1.26x

(1) In the event that the largest tenant at the Mortgaged Property, Internap, does not renew its lease at market terms on a date that is twelve months prior to its lease expiration in December 2016, the borrower will be required to make monthly deposits of $350,000 into a leasing reserve account, beginning on the payment date in January 2016 and ending on the payment date in June 2016. In lieu of making such monthly deposits, the borrower may elect to post a letter of credit in the amount of $2,100,000 on or before the payment date in January 2016. In addition, pursuant to the related mortgage loan documents, the borrower will be permitted to accept a payment from Internap in exchange for the termination of a portion of its lease (up to 30,000 square feet). In the event of such termination, the required escrow payments described above will be reduced proportionately.

(2) Future mezzanine debt is permitted subject to a maximum combined loan-to-value ratio of 90.0% and a minimum combined debt service coverage ratio of 1.00x as described in the related Mortgage Loan documents.

(3) The Mortgaged Property was approximately 94.1% leased and approximately 85.4% occupied as of February 8, 2007.

                              Property Information

Number of Mortgaged Properties                                                1
Location                                                           New York, NY
Property Type                                                     Office -- CBD
Size (SF)                                                               647,924
Occupancy as of February 8, 2007 (3)                                       94.1%
Year Built / Year Renovated                                         1928 / 2002
Appraised Value                                                    $305,000,000
Property Management                                       JEMB Property Company
UW Economic Occupancy                                                      94.8%
UW Revenues                                                         $31,096,500
UW Total Expenses                                                   $12,907,577
UW Net Operating Income (NOI)                                       $18,188,923
UW Net Cash Flow (NCF)                                              $17,153,510

COBALT CMBS Commercial Mortgage Trust 2007-C2
Commercial Mortgage Pass-Through Certificates Series 2007-C2

                                 75 Broad Street

                                Tenant Summary

                                                          Net      % of Net     Base      Annual      % of Total
                                       Ratings*        Rentable    Rentable     Rent       Base         Annual          Lease
Tenant                             Moody's/S&P/Fitch   Area (SF)     Area       PSF        Rent       Base Rent      Expiration
--------------------------------   -----------------   ---------   --------    ------   -----------   ----------    -------------
Major Tenants
 Internap ......................       NR/NR/NR           80,974       12.5%   $43.87   $ 3,552,329         15.7%   December 2016
 The Board of Education ........       A1/AA-/A+          79,600       12.3    $35.49     2,825,000         12.5     August 2018
 Reliance Insurance Co .........       NR/NR/NR           47,609        7.3    $22.00     1,047,398          4.6    November 2011
 AT&T ..........................        A2/A/A            29,206        4.5    $38.20     1,115,534          4.9    February 2014
                                                       ---------   --------             -----------   ----------
 Total Major Tenants ...........                         237,389       36.6%   $35.98   $ 8,540,261         37.6%
Non-major Tenants ..............                         372,115       57.4    $38.02    14,148,280         62.4
                                                       ---------   --------             -----------   ----------
Occupied Total .................                         609,504       94.1%   $37.22   $22,688,541        100.0%
                                                                                        ===========   ==========
Vacant Space ...................                          38,420        5.9
                                                       ---------   --------
Property Total .................                         647,924      100.0%
                                                       =========   ========

* Certain ratings are those of the parent whether or not the parent guarantees the lease.

                            Lease Expiration Schedule

             # of Leases   WA Base Rent/SF   Total SF    % of Total     Cumulative % of    % of Base Rent     Cumulative % of
   Year       Expiring        Expiring       Expiring   SF Expiring*      SF Rolling*         Rolling*       Base Rent Rolling*
----------   -----------   ---------------   --------   ------------    ---------------    --------------    ------------------
   2007                5            $50.77      3,797            0.6%               0.6%              0.8%                  0.8%
   2008                1            $61.76        340            0.1%               0.6%              0.1%                  0.9%
   2009               14            $32.93     88,428           13.6%              14.3%             12.8%                 13.8%
   2010               10            $46.37     60,860            9.4%              23.7%             12.4%                 26.2%
   2011                9            $29.18     61,473            9.5%              33.2%              7.9%                 34.1%
   2012                4            $37.98     22,830            3.5%              36.7%              3.8%                 37.9%
   2013                4            $27.89     35,964            5.6%              42.2%              4.4%                 42.4%
   2014                7            $38.38     81,692           12.6%              54.8%             13.8%                 56.2%
   2015                5            $43.22     52,575            8.1%              63.0%             10.0%                 66.2%
   2016                3            $42.77    100,489           15.5%              78.5%             18.9%                 85.1%
   2017                2            $25.43     21,456            3.3%              81.8%              2.4%                 87.5%
Thereafter             1            $35.49     79,600           12.3%              94.1%             12.5%                100.0%
  Vacant               0                NA     38,420            5.9%             100.0%              0.0%                100.0%

*     Calculated based upon approximate square footage occupied by each tenant.

COBALT CMBS Commercial Mortgage Trust 2007-C2
Commercial Mortgage Pass-Through Certificates Series 2007-C2

                                 75 Broad Street

o The Loan. The Mortgage Loan (the "75 Broad Street Loan") is secured by a first mortgage encumbering an office building located in New York, New York. The 75 Broad Street Loan represents approximately 10.1% of the Cut-Off Date Pool Balance. The 75 Broad Street Loan was originated on March 30, 2007 and has a principal balance as of the Cut-Off Date of $243,500,000. The 75 Broad Street Loan provides for interest-only payments for the entire loan term.

      The 75 Broad Street Loan has a remaining term of 120 months and matures on April 1, 2017. The 75 Broad Street Loan may be prepaid on or after November 1, 2016 and permits defeasance with United States government obligations beginning two years after the Closing Date.

o The Borrower. The borrower is 75 Broad LLC, a single purpose bankruptcy remote Delaware limited liability company. The ownership interest of the borrowing entity consists of 75 Operating LLC (99%) and 75 Broad Inc (1%). Legal counsel to the borrower delivered a non-consolidation opinion in connection with the origination of the 75 Broad Street Loan. The sponsor of the loan is Joseph Jerome, who founded JEMB Realty Corporation ("JEMB") in 1990. JEMB is a real estate development, investment and management company based in New York, New York. As of September 2006, JEMB and its subsidiaries own and operate in excess of 5.0 million square feet of space throughout the U.S. and Canada.

o The Property. The Mortgaged Property consists of a 34 story office building totaling approximately 647,924 square feet situated on an approximately 26,068 square foot parcel of land. The Mortgaged Property was constructed in 1928 and underwent significant renovations in 2002. The renovations resulted in a building capable of distributing large quantities of electric power with sophisticated telecommunications riser management systems. The Mortgaged Property is located in New York, New York. As of February 8, 2007, the occupancy rate for the Mortgaged Property securing the 75 Broad Street Loan was approximately 94.1%. Approximately 50% of the net rentable area at the Mortgaged Property is leased to tenants in the telecommunications industry.

      The largest tenant is Internap Network Services Corporation ("Internap") occupying approximately 80,974 square feet, or approximately 12.5% of the net rentable area, on a lease which expires in December 2016, subject to two renewal options of four years each. Internap provides network optimizing solutions and network support. Internap is headquartered in Atlanta with 26 offices world wide. The second largest tenant is the New York City Board of Education ("NY BOE") occupying approximately 79,600 square feet, or approximately 12.3% of the net rentable area, on a lease which expires in August 2018, subject to two renewal options of fifteen years each. The NY BOE uses the space as a high school serving students in grades nine through twelve. This is a unique concept of a NY BOE school utilizing space in a privately owned building. As of March 19, 2007 the NY BOE was rated "A1" by Moody's, "AA-" by S&P and "A+" by Fitch. The third largest tenant is Reliance Insurance Co. ("Reliance") occupying approximately 47,609 square feet, or approximately 7.3% of the net rentable area, on a lease which expires in November 2011. Reliance is an insurance company that, in May 2001, consented to an entry of an order of Rehabilitation by the Commonwealth Court of Pennsylvania, and was subsequently ordered by the court into liquidation. The court appointed the Insurance Commissioner of the Commonwealth of Pennsylvania as Statutory Liquidator of Reliance Insurance. The lease was executed by the liquidation chief operating officer, on behalf of the Statutory Liquidator.

o Historical Occupancies. Historical occupancies at the Mortgaged Property over the past three years are as follows: 2004 -- 68.5%; 2005 -- 74.2%; and 2006 -- 82.9%.

o Rent per Square Foot. The average base rent per square foot at the Mortgaged Property for each of the past three years are as follows: 2004 -- $25.49; 2005 -- $29.28; and 2006 -- $30.71.

o Market. The Mortgaged Property is located at 75 Broad Street, New York, New York. The Mortgaged Property is located in the Financial District sub-market, which is one of several sub-markets included in the Downtown Manhattan sub-market. According to the COSTAR listing service, the Financial District sub-market consists of 93 buildings, with a combined net rentable area of 46.1 million square feet of space. In addition, the Financial District sub-market represents 21.5% of the Downtown Manhattan inventory of buildings, 43.9% of the total rentable area, and is the largest of the Downtown Manhattan sub-markets. Class "A" space within the Financial District sub-market comprises 42 buildings with approximately
      36.6 million square feet. Class "B" space comprises approximately 7.8 million square feet of space in 25 buildings and Class "C" space consists of only 1.7 million square feet situated within 26 buildings. The Mortgaged Property is currently categorized by COSTAR as a Class "B" building. The Financial District overall submarket vacancy as of fourth quarter 2006 is 8.7% and the

COBALT CMBS Commercial Mortgage Trust 2007-C2
Commercial Mortgage Pass-Through Certificates Series 2007-C2

                                 75 Broad Street

      vacancy among Class "B" buildings in the submarket is 4.8%, which is the lowest vacancy rate since September 11, 2001. Asking gross lease rates in the submarket is $40.73 per square foot for all buildings and $33.89 per square foot for Class "B" buildings. The area surrounding the property had been dramatically impacted by the September 11, 2001 terrorist attacks. A large area around the former World Trade Center had been closed for nearly a year due to rescue and clean-up efforts, but has since largely re-opened. Retailers in the area have been and still are suffering as a result of being closed for an extended period of time, causing many to relocate. Many residents were also shut out of their homes for a period of time. However, Downtown Manhattan continues to function as a major CBD. There has been a positive trend in the Downtown Manhattan sub-market, as vacancy has decreased from 12.5% in fourth quarter 2003 to 9.7% in fourth quarter 2006.

o Lockbox Account. All tenants have been instructed to deposit monthly rents directly into a lender-controlled lockbox account.

o Management. JEMB is the property manager for the Mortgaged Property securing the 75 Broad Street Loan. JEMB also acts as the leasing agent for the property. JEMB manages approximately 13 buildings in the U.S. and Canada totaling more than 5.0 million square feet. The majority of JEMB's properties are located in New York, New York and Montreal.

                                  Attachment B

Addition to "The Trustee":

Wells Fargo Bank's assessment of compliance with applicable servicing criteria for the twelve months ended December 31, 2006, furnished pursuant to Item 1122 of Regulation AB, discloses that it was not in compliance with the 1122(d)(3)(i) servicing criterion during that reporting period. The assessment of compliance indicates that certain monthly investor or remittance reports included errors in the calculation and/or the reporting of delinquencies for the related pool assets, which errors may or may not have been material, and that all such errors were the result of data processing errors and/or the mistaken interpretation of data provided by other parties participating in the servicing function. The assessment further states that all necessary adjustments to Wells Fargo Bank's data processing systems and/or interpretive clarifications have been made to correct those errors and to remedy related procedures. Despite the fact that the platform of transactions to which such assessment of compliance relates included commercial mortgage-backed securities transactions, the errors described above did not occur with respect to any such commercial mortgage-backed securities transactions.